No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice of Submission of Extraordinary Report Relating to Resolutions Passed and Results of Voting at the 99th Ordinary General Meeting of Shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 26, 2023

This document is a translation from the Japanese original Notice of Resolutions passed by the 99th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd., prepared for the convenience of shareholders outside Japan. In case of any discrepancy between the translated document and the Japanese original, the latter shall prevail.

June 26, 2023

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director,
President and Representative Executive Officer

Notice of Submission of Extraordinary Report Relating to Resolutions Passed

and Results of Voting at the 99th Ordinary General Meeting of Shareholders

Honda Motor Co., Ltd. (hereinafter referred to as “the Company”) hereby notifies you as follows that it has submitted with the relevant Japanese authority an Extraordinary Report (the “Extraordinary Report”) on June 26, 2023 pursuant to the Financial Instruments and Exchange Law of Japan with respect to the resolutions passed and the results of voting at the 99th Ordinary General Meeting of Shareholders of the Company held on June 21, 2023 (the “General Shareholders’ Meeting”).

Particulars

1. Reason for Submitting the Extraordinary Report

The Company has submitted the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance concerning Disclosure of Corporate Affairs, etc. to report on matter resolved and the results of voting at the General Shareholders’ Meeting.

2. Details of the Extraordinary Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 21, 2023

(2)	Details of the matter resolved:

ITEM: Election of Eleven (11) Directors

Eleven (11) Directors were elected: Seiji Kuraishi, Toshihiro Mibe, Shinji Aoyama, Noriya Kaihara, Asako Suzuki, Masafumi Suzuki, Kunihiko Sakai, Fumiya Kokubu, Yoichiro Ogawa, Kazuhiro Higashi and Ryoko Nagata.

(3)	Number of affirmative votes, negative votes and abstentions in respect of the matter for resolution described above, requirements for the approval of such matter for resolution and results of voting:

Proposals	Number of affirmative votes	Number of negative votes	Number of abstentions	Ratio of affirmative votes (%)	Approved/ disapproved
ITEM Election of Eleven (11) Directors
Seiji Kuraishi	13,213,408	860,171	548,077	89.96	Approved
Toshihiro Mibe	13,023,523	985,979	612,154	88.67	Approved
Shinji Aoyama	13,046,344	922,961	652,348	88.83	Approved
Noriya Kaihara	13,531,497	437,817	652,348	92.13	Approved
Asako Suzuki	13,175,540	791,988	654,125	89.71	Approved
Masafumi Suzuki	13,175,569	793,736	652,348	89.71	Approved
Kunihiko Sakai	13,782,572	225,162	613,931	93.84	Approved
Fumiya Kokubu	13,655,581	901,189	64,888	92.97	Approved
Yoichiro Ogawa	13,956,906	114,909	549,854	95.03	Approved
Kazuhiro Higashi	13,729,989	277,744	613,931	93.48	Approved
Ryoko Nagata	13,958,699	114,892	548,077	95.04	Approved

Notes:

(i)	The requirement for approval of matter for resolution is as follows:

A majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders entitled to vote.

(ii)

The ratio of affirmative votes is the ratio of the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of votes by the shareholders present at the General Shareholders’ Meeting, through which approval was able to be ascertained for each of the proposals, against the aggregate of the number of voting rights exercised prior to the General Shareholders’ Meeting and the number of voting rights of all the shareholders present at the General Shareholders’ Meeting.

(4)	Reasons for not including certain number of votes by shareholders present at the meeting in the number of votes mentioned above:

The aggregate number of (a) the voting rights exercised prior to the General Shareholders’ Meeting and (b) the votes by shareholders present at the General Shareholders’ Meeting, through which approval or disapproval was able to be ascertained for each of the proposals, was sufficient to meet the approval requirements and therefore the matter was duly resolved under the Companies Act. Accordingly, the numbers of votes by the shareholders present at the General Shareholders’ Meeting, but for which approval, disapproval or abstention for each proposal could not be confirmed, were not included in the numbers of affirmative votes/negative votes/abstentions mentioned in paragraph (3) above.